CONSENT OF ROBIN KALANCHEY

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities (Newfoundland & Labrador)

United States Securities and Exchange Commission

Re: SilverCrest Metals Inc. (the "Company")

Reference is made to the Company's Final Short Form Base Shelf Prospectus dated June 5, 2020 (the "Prospectus") and the Company's Registration Statement on Form F-10 (No. 333-238704) (the "Registration Statement").

Reference is also made to (a) the Company's Material Change Report dated February 8, 2021 (the "Material Change Report") that incorporates by reference a technical report entitled "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 and prepared by the undersigned for the Company (the "Technical Report") and that includes the "Summary" extracted from the Technical Report and that is being filed under cover of Form 6-K (the "Form 6-K") with the United States Securities and Exchange Commission and (b) the direct or indirect incorporation by reference of the Material Change Report and the Technical Report in the Prospectus, the Registration Statement and the Form 6-K

The undersigned hereby consents to:

(a) being named directly or indirectly in the Prospectus, the Material Change Report, the Registration Statement and the Form 6-K; and

(b) the use of the Technical Report and to extracts from or a summary of the Technical Report in the Prospectus, the Material Change Report, the Registration Statement and the Form 6-K or incorporated by reference therein.

The undersigned hereby confirms that:

(i) the undersigned has read the Prospectus, the Material Change Report, the Registration Statement and the Form 6-K, including the extracts from or a summary of the Technical Report in the Prospectus, the Material Change Report, the Registration Statement and the Form 6-K or incorporated by reference therein; and

(ii) the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus, the Material Change Report, the Registration Statement and the Form 6-K or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned's knowledge as a result of the services performed by the undersigned in connection with the Technical Report.

Dated:  February 8, 2021

"Robin Kalanchey"
_______________________________
Robin Kalanchey
Vice President, Transportation & Logistics
Ausenco Engineering Canada Inc.